Exhibit 99.1.5

NEWS RELEASE

NEWMONT ANNOUNCES COMPLETION OF MIRAMAR OFFER

DENVER, January 18, 2008 — Newmont Mining Corporation (NYSE: NEM) announced today the successful completion of the offer by Newmont Mining B.C. Limited, an indirect wholly-owned subsidiary of Newmont, to acquire all of the outstanding common shares of Miramar Mining Corporation (TSX: MAE, AMEX: MNG), which expired at 8:00 p.m. (Toronto time) on January 18, 2008. At the time of expiry, Newmont took-up and accepted for payment an additional 5,957,442 common shares of Miramar that, together with the 189,399,621 common shares previously taken-up under the offer and the 18,500,000 common shares already indirectly owned by Newmont, represent approximately 96 percent of the outstanding common shares of Miramar.

Newmont has mailed a notice of compulsory acquisition pursuant to the Business Corporations Act (British Columbia) to acquire all the remaining common shares of Miramar that were not acquired pursuant to the offer.

About Newmont:

Founded in 1921 and publicly traded on the NYSE since 1925, Newmont is one of the largest gold companies in the world. Headquartered in Denver, Colorado, the company employs approximately 15,000 people, the majority of whom work at Newmont’s core operations in the United States, Australia, Peru, Indonesia and Ghana. Newmont is the only gold company listed in the S&P 500 index and in the Dow Jones Sustainability Index-World. Newmont’s industry leading performance is reflected through high standards in environmental management, health and safety for its employees and creating value and opportunity for host communities and shareholders.

About Miramar:

Miramar is a Canadian gold company that controls the Hope Bay Project, one of the largest undeveloped gold projects in North America. The Hope Bay Project extends over 1,000 square kilometers and encompasses one of the most prospective undeveloped greenstone belts in North America.

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Investor Contact:
John Seaberg:	303-837-5743	john.seaberg@newmont.com

Media Contact:
Omar Jabara:	303-837-5114	omar.jabara@newmont.com